FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

September 21, 2005

DATAMIRROR CORPORATION
(Registrant’s name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	______	No	X

Documents Included as Part of this Report

No.	Document

1.	PEMSTAR Standardizes on DataMirror Real-Time Data Integration Solution

Contacts:
Tom Giantsopoulos	Peter Cauley
Corporate Communications	Chief Financial Officer
DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 153	905-415-0310 ext. 271
tgiantsopoulos@datamirror.com	pcauley@datamirror.com

PEMSTAR Standardizes on DataMirror Real-Time Data Integration Solution

DataMirror Enables Real-Time Data Flow into Business Objects XI

TORONTO & SANTA CLARA, Calif. - (September 21, 2005) - DataMirror® (NASDAQ: DMCX - News; TSX: DMC - News) today announced that PEMSTAR has standardized on DataMirror Integration Suite for real-time data integration across their enterprise. A leading provider of global engineering, product design, manufacturing and fulfillment services to technology, industrial and medical companies, PEMSTAR selected Integration Suite to gain better visibility into tracking, understanding and managing performance across a range of operational areas including manufacturing, inventory, finance and sales.

DataMirror Integration Suite facilitates real-time business intelligence and business activity monitoring (BAM) by capturing changes to data in real time, as changes occur. Changed data is flowed in real time from PEMSTAR’s MAPICS™ ERP system into the Business Objects environment.

“DataMirror gives PEMSTAR real-time visibility into our business and assures we’re making business decisions using the most accurate information available to us,” said Fritz DeBrine, Worldwide Director of IT, PEMSTAR. “With a real-time, peer-to-peer architecture that moves data right away, DataMirror’s solution has a minimal impact on our ERP system and works seamlessly with Business Objects XI to add new capabilities to our business intelligence initiatives.”

With DataMirror, PEMSTAR’s offices in Singapore, the Netherlands and the United States have access to up-to-date information that ensures the quality and timeliness of metrics used to measure operational performance.

“To compete in today’s business environment, companies are facing greater pressure to deliver reports that accurately reflect the reality of business operations,” said Nigel Stokes, CEO, DataMirror. “By standardizing on DataMirror’s real-time technology, PEMSTAR will be able to reduce costs, improve monitoring and maximize the bottom line throughout their organization.”

About PEMSTAR

Concept to customer solutions has proven to be more than just a slogan for PEMSTAR, Inc. (NASDAQ: PMTR). Since the engineering and manufacturing company's inception in 1994, PEMSTAR has grown to become a successful, effective company fostering innovative thinking and creative solutions. PEMSTAR serves the industrial, medical, communications, computing and data storage markets by providing engineering, manufacturing and fulfillment services to its customers in those markets. The company complements its broad manufacturing capability with specialized expertise in product design, prototype production and testing, as well as custom test and assembly equipment design services which meet specific customer requirements. PEMSTAR provides a worldwide footprint with engineering and manufacturing facilities in Europe, Asia, and the Americas. This broad regional diversification allows PEMSTAR to provide the services their customers need, wherever they need them in the world. More information on PEMSTAR can be found at http://www.pemstar.com.

About DataMirror

DataMirror (NASDAQ: DMCX; TSX: DMC), a leading provider of real-time data integration, protection and Java database solutions, improves the integrity and reliability of information across all of the systems that create and store data.  DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise.  DataMirror helps customers make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

Over 2,000 companies have gained tangible competitive advantage from DataMirror software.  DataMirror is headquartered in Markham, Canada and has offices around the globe.  For more information, visit www.datamirror.com.

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"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2005 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATAMIRROR CORPORATION

Date: September 21, 2005	By:	/s/ Peter Cauley

Title Chief Financial Officer